VIA EDGAR

December 9, 2009

Daniel Morris
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. St. N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:	Greatbatch, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2009 (the “Filing”)
Filed March 3, 2009
File No. 001-16137

Dear Mr. Morris:

As requested in your letter dated November 27, 2009, Greatbatch, Inc. (the “Company”) submits this response.  For purposes of preparing this response, we have repeated your comment in bold.  Our response follows your comment.

Form 10-K for the year ended January 2, 2009

1.
We note your response to prior comment 6.  Please provide us with appropriately detailed legal analysis in support of your conclusion that the Signatures page conforms with the requirements of Form 10-K.

Greatbatch Response:

General Instruction D.2(a) to Form 10-K governs the signatures required on Form 10-K and provides, in pertinent part, that “[t]he report must be signed by the registrant, and on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer, and by at least the majority of the board of directors.”  Although the form of report promulgated by the SEC contains a suggested signature page that includes two separate paragraphs under which signatures are to be given, General Instruction C.1 to the form states, in pertinent part, that “this form is not to be used as a blank form to be filled in, but only as a guide in the preparation of the report.”

The Company submits that the signatures on the Filing comply with General Instruction D.2(a).  The Filing is signed by the Company and on behalf of the Company by all of the officers and directors who are required by that instruction to sign.  The Filing also clearly sets out the capacities in which each officer and director signs.  General Instruction D.2(a) does not mention the two separate paragraphs prescribed by the form, and the Company believes that where the signatures appear on the signature page should not impact the effectiveness of those signatures.  In fact, given the language of General Instruction C.1 and the clear language of General Instruction D.2(a), it should be possible to comply with the signature requirements of Form 10-K without utilizing the two separate paragraphs of the suggested form at all.  Whether an officer and/or director signs under the first paragraph of the form signature page or under the second paragraph of that signature page, in every case that officer or director will be signing, as per the plain language of the form, “on behalf” of the registrant.  To distinguish among the signatures of the parties on the basis of whether they fall under the first or second paragraphs of the form would seem to implicate General Instruction C.1 and raise the requirements of form compliance above the legal substance of the signatures.

Daniel Morris
United States Securities and Exchange Commission
December 9, 2009

It is the Company’s position, supported by the legal analysis set forth above, that the Filing has been signed in accordance with the requirements of the form.  Nevertheless, the Company recognizes the Staff’s desire to encourage uniformity in presentation of signatures on Form 10-K among registrants.  As such, the Company will reconfigure the presentation of the required signatures in future filings to have its principal financial officer and principal accounting officer or controller sign the report below the second paragraph appearing on the signature page.

In connection with our submission of the foregoing response to the Staff’s comment, the Company acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in the Filing;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

Greatbatch, Inc.

By:  /s/ Thomas J. Mazza______________________
Thomas J. Mazza
Senior Vice President and Chief Financial Officer